Exhibit 77D

Royce Value Trust, Inc.

        On April 6, 2011, The Board of Trustees of Royce Value Trust, Inc. voted to amend the definition of "foreign securities", for purposes of the Fund's investment restrictions, so that it is determined based on whether the headquarters of the Company are located outside the United States.